As filed with the Securities and Exchange Commission on June 5, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PLATINUM GROUP METALS LTD.
(Exact name of Registrant as Specified in its Charter)

British Columbia	N/A
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Suite 838 – 1100 Melville Street
Vancouver, British Columbia
Canada
(604) 899-5450
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(Name, address, and telephone number of agent for service)
____________________________________
Copies to:
Christopher L. Doerksen
Randal R. Jones
Dorsey & Whitney LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [   ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares
Warrants
Units
Total	$199,000,000		$199,000,000	$24,119

(1)

There are being registered under this registration statement such indeterminate number of Common Shares, Warrants, and Units as shall have an aggregate initial offering price not to exceed $199,000,000. This registration statement also covers any common shares that may be issued upon exercise of warrants. Any securities registered by this registration statement may be sold separately or in any combination or as units with other securities registered under this registration statement. The proposed maximum initial offering price per security will be determined, from time to time, by the registrant in connection with the sale of the securities under this registration statement. Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder also include such indeterminate number of common shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act.

___________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PART I:
INFORMATION REQUIRED IN THE PROSPECTUS

The information contained in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated June 5, 2019

PLATINUM GROUP METALS LTD.

$199,000,000

Common Shares
Units
Warrants

            Platinum Group Metals Ltd. may offer and issue from time to time our common shares, warrants to purchase common shares and units consisting of common shares and whole or partial warrants or any combination thereof for up to an aggregate initial offering price of $199,000,000 (or the equivalent thereof in other currencies) during the period that this prospectus, including any amendments hereto, remains effective. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale as set forth in an accompanying prospectus supplement. You should read this prospectus and any applicable prospectus supplement carefully before you purchase our securities. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. This prospectus does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

            We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution. If underwriters, dealers and agents are used to sell these securities, we will name them and describe their compensation in a prospectus supplement.

       The aggregate market value of our outstanding common shares held by non-affiliates is $32,449,690 based on 33,741,961 common shares outstanding as of June 4, 2019, of which 10,397,171 common shares are held by non-affiliates, at a price per common share of $1.39 based on the closing sale price of our common shares on NYSE American LLC on June 4, 2019. In addition, as of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.

            Our outstanding common shares are listed for trading on the Toronto Stock Exchange under the symbol “PTM” and on the NYSE American under the symbol “PLG”. On June 4, 2019, the closing price of the common shares on the Toronto Stock Exchange was CAD$1.85 and the closing price of the common shares on the NYSE American was US$1.39. There is currently no market through which the securities, other than the common shares, may be sold and purchasers may not be able to resell the securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

            Our principal executive offices are located at Suite 838 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada, and our telephone number is (604) 899-5450.

            Investing in our securities involves risks. Prior to purchasing our securities, you should carefully consider the risk factors that will be described in any applicable prospectus supplement and the risk factors described in our filings with the Securities and Exchange Commission, as explained under the heading “Risk Factors” on page 19 of this prospectus.

            Neither the United States Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The date of this prospectus is                , 2019

ABOUT THIS PROSPECTUS

            This prospectus is a part of a registration statement that we have filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may sell the Securities described in this prospectus in one or more offerings up to a total dollar amount of initial aggregate offering price of $199,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this process, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including a description of any risks relating to the offering if those terms and risks are not described in this prospectus. A prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement.

            Before investing in our securities, please carefully read both this prospectus and any prospectus supplement together with the documents incorporated by reference into this prospectus, as listed under “Documents Incorporated by Reference,” and the additional information described below under “Additional Information.”

            We may sell securities to or through underwriters or dealers, and we may also sell securities directly to other purchasers or through agents. To the extent not described in this prospectus, the names of any underwriters, dealers, or agents employed by us in the sale of the securities covered by this prospectus, the principal amounts or number of common shares or other securities, if any, to be purchased by such underwriters or dealers, and the compensation, if any, of such underwriters, dealers, or agents will be described in a prospectus supplement.

            Owning securities may subject you to tax consequences in the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

            You should rely only on the information contained in or incorporated by reference into this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell the securities and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. You should assume that the information contained in this prospectus and in any applicable prospectus supplement is accurate only as of the date on the front cover of this prospectus or prospectus supplement, as applicable, and the information incorporated by reference into this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

            Market data and certain industry forecasts used in this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and it does not make any representation as to the accuracy of such information.

            Our consolidated financial statements that are incorporated by reference into this prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS.

            Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us” or “our” include Platinum Group Metals Ltd. and each of our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

            This prospectus and the documents incorporated by reference herein contain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, that address activities, events or developments that we believe, expect or anticipate will, may, could or might occur in the future are forward looking statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify forward looking statements, although these words may not be present in all forward looking statements. Forward looking statements included or incorporated by reference in this prospectus and the documents incorporated by reference herein include, without limitation, statements with respect to:

  the timely completion of additional required financings and the potential terms thereof;

  the repayment and compliance with the terms of indebtedness;

  any potential exercise by Impala Platinum Holdings Ltd., which we refer to as Implats, of the call option (as described below);

  any participation in our future financings by Hosken Consolidated Investments Ltd.;

  the completion of the definitive feasibility study for, and other developments related to, the Waterberg Project (as defined below);

  the adequacy of capital, financing needs and the availability and terms of and potential for obtaining further capital;

  revenue, cash flow and cost estimates and assumptions;

  future events or future performance;

  governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

  developments in South African politics and laws relating to the mining industry;

  anticipated exploration, development, construction, production, permitting and other activities on our properties;

  project economics;

  future metal prices and exchange rates;

  litigation and tax audits;

  mineral reserve and mineral resource estimates; and

  potential changes in the ownership structures of our projects.

            Forward looking statements reflect our current expectations or beliefs based on information currently available to us. Forward looking statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the forward looking statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

            Forward looking statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the forward looking statements, and even if events or results discussed in the forward looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, us. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  additional financing requirements;

  our history of losses;

  our inability to generate sufficient additional cash flow to make payment on our indebtedness under our secured loan facility with Liberty Metals & Mining Holdings, LLC, which we refer to as the LMM Facility and LMM respectively, and our convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

  the LMM Facility is, and any new indebtedness may be, secured and we have pledged our shares of Platinum Group Metals (RSA) Proprietary Limited, our wholly-owned subsidiary located in South Africa which we refer to as PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited, which we refer to as Waterberg JV Resources, to LMM under the LMM Facility, which, in the event of a default under the LMM Facility or any new secured indebtedness could result in the loss of our interest in PTM RSA and the “Waterberg Project,” the group of exploration projects hosting a palladium dominant deposit we discovered after a regional initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa;

  our negative cash flow;

  our ability to continue as a going concern;

  completion of a definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

  uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  our ability to regain compliance with NYSE American continued listing requirements;

  fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

  volatility in metals prices;

  the failure of us or the other shareholders of Waterberg JV Resources to fund our or their pro rata share of funding obligations for the Waterberg Project;

  any disputes or disagreements with the other shareholders of Waterberg JV Resources or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company which we refer to as Mnombo, or former shareholders of Maseve Investments 11 (Pty) Ltd., which we refer to as Maseve;

  the inability of Waterberg JV Resources to obtain the mining right for the Waterberg Project for which it has applied;

  delays in obtaining, or a failure to obtain, access to surface rights required for current or future operations;

  our ability to retain our key management employees and skilled and experienced personnel;

  contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

  conflicts of interest;

  we are subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from us, which may negatively affect the final amount or the timing of the payment or refund of taxes;

  any designation of our Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

  capital requirements may exceed our current expectations;

  the uncertainty of cost, operational and economic projections;

  our ability to negotiate and complete future funding transactions and either settle or restructure our debt as required;

  litigation or other legal or administrative proceedings brought against us;

  actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  property and mineral title risks including defective title to mineral claims or property;

  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which we do or may carry out business in the future;

  equipment shortages and our ability to acquire the necessary access rights and infrastructure for our mineral properties;

  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

  extreme competition in the mineral exploration industry;

  the possibility that we may become subject to the Investment Company Act of 1940, as amended;

  delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

  the failure to maintain or increase equity participation by historically disadvantaged South Africans in our prospecting and mining operations and to otherwise comply with the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018;

  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire our common shares;

  risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and

  the other risks disclosed under the heading “Risk Factors” in this prospectus and in our most recent Form 20-F annual report, as well as in the documents incorporated by reference herein and therein.

            These factors should be considered carefully, and investors should not place undue reliance on the forward looking statements. In addition, although we have attempted to identify important factors that could cause actual actions or results to differ materially from those described in the forward looking statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

            The mineral resource and mineral reserve figures referred to in this prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on us.

            Any forward looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, we disclaim any intent or obligation to update any forward looking statement, whether as a result of new information, future events or results or otherwise.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND MINERAL RESOURCE DISCLOSURE

            Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The definitions of proven and probable reserves used in Canada’s National Instrument 43-101 differ from the definitions in SEC Industry Guide 7 of the SEC. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves we reported in accordance with Canada’s National Instrument 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by Canada’s National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have not normally been permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. See “Reserve and Mineral Resource Disclosure”. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7. We have not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards in respect of any of our properties.

            Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out Canada’s National Instrument 43-101. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

            Canada’s National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant factors that demonstrate, at the time of reporting, that extraction could reasonably be justified. A mineral reserve includes diluting materials and allowances for losses, which may occur when the material is mined or extracted. A “proven mineral reserve” is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the appropriate application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

            A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

            A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A “preliminary feasibility study” or “pre-feasibility study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. “Cut-off grade” means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

DOCUMENTS INCORPORATED BY REFERENCE

            Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on written or oral request without charge from Frank Hallam at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450 and are also available electronically at www.sedar.com and www.sec.gov.

            The following documents, filed or furnished by us with or to the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a)	our Form 20-F annual report for the financial year ended August 31, 2018, filed with the SEC on November 30, 2018, including without limitation, the consolidated financial statements included therein;

(b)

the description of our common shares set forth in our annual report on Form 20-F/A filed with the SEC on May 22, 2007 and as further set forth in the Amendment No. 1 to our registration statement on Form 8-A (File No. 001-33562) filed with the SEC on February 3, 2016 and Amendment No. 2 to our registration statement on Form 8-A (File No. 001-33562) filed with the SEC on December 13, 2018;

(c)

Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 12, 2019, as amended on May 28, 2019, containing our unaudited condensed consolidated interim financial statements for the three and six months ended February 28, 2019, together with the notes thereto;

(d)

Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 14, 2019, containing our unaudited condensed consolidated interim financial statements for the three months ended November 30, 2018, together with the notes thereto;

(e)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 12, 2019, containing our management’s discussion and analysis for the three and six months ended February 28, 2019;

(f)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 14, 2019, containing our management’s discussion and analysis for the three months ended November 30, 2018;

(g)

Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 18, 2019, containing our management information circular dated January 9, 2019 prepared for the purposes of our annual general meeting held on February 22, 2019;

(h)

Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 19, 2018, containing Canada’s National Instrument 43-101 technical report entitled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective September 27, 2018;

(i)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 4, 2018, containing our material change report announcing that Waterberg JV Resources had filed a mining right application for the Waterberg Project with South Africa’s Department of Mineral Resources;

(j)

Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 29, 2018, containing our material change report announcing positive results from additional drilling and mineral resource assessment on the Waterberg Project’s palladium dominant deposit;

(k)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 20, 2018, containing our material change report announcing a consolidation of our common shares on the basis of one new share for ten old shares;

(l)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on December 13, 2018, containing our material change report announcing completion of the consolidation of our common shares on the basis of one new share for ten old shares;

(m)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 5, 2019, containing our material change report announcing that we closed a non-brokered private placement of common shares; and

(n)

Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 26, 2018, containing our material change report announcing the results of the Company’s annual general meeting.

            In addition, all subsequent annual reports filed by us on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by us pursuant to the United States Securities Exchange Act, as amended , prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. Also, we may incorporate by reference future reports on Form 6-K that we furnish subsequent to the date of this prospectus by stating in those Form 6-Ks that they are being incorporated by reference into this prospectus.

           Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus, except as so modified or superseded.

ADDITIONAL INFORMATION

            Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance an investor should refer to any such contracts, agreements or other documents incorporated by reference for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

            We are subject to the information requirements of the Exchange Act, and in accordance therewith files and furnishes reports and other information with the SEC. As a foreign private issuer, certain documents and other information that we file and furnishes with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. In addition, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

            An investor may read any document that we have filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. An investor may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. An investor should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. An investor may read and download the documents we have filed with the SEC under our corporate profile at www.sec.gov. An investor may read and download any public document that we have filed with the Canadian securities regulatory authorities under our corporate profile on the SEDAR website at www.sedar.com. An investor may also access our public filings on our website at www.platinumgroupmetals.net.

ENFORCEABILITY OF CIVIL LIABILITIES

            We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of experts named in this prospectus and the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for investors who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

NOTICE REGARDING NON-IFRS MEASURES

            This prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our financial statements.

PROSPECTUS SUMMARY

            This summary highlights certain information about us and selected information contained elsewhere in or incorporated by reference in this prospectus or the documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the securities. For a more complete understanding of our company, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information incorporated by reference herein, and in particular, the information under the heading “Risk Factors” in this prospectus and in the Form 20-F.

            Certain capitalized terms used in this summary refer to definitions contained elsewhere in this prospectus.

Overview

            We are a platinum and palladium focused exploration and development company conducting work primarily on mineral properties we have staked or acquired by way of option agreements or applications in the Republic of South Africa. Our material mineral property is the Waterberg Project. The Waterberg Project is comprised of two adjacent project areas formerly known as the Waterberg joint venture project and the Waterberg extension project. The Waterberg Project is held by Waterberg JV Resources, in which we are the largest owner, with a 50.02% beneficial interest. Our wholly-owned direct subsidiary, PTM RSA, directly holds 37.05% of this interest, and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, a Black Economic Empowerment company which holds 26.0% of Waterberg JV Resources. PTM RSA is a participant in the Waterberg Project, together with Implats, Mnombo, Japan Oil, Gas and Metals National Corporation, which we refer to as JOGMEC, and HANWA Co., Ltd. PTM RSA is the operator of the Waterberg Project. Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Resources.

            We have sold all of our rights and interests, indirectly held through PTM RSA, in Maseve, including the Maseve platinum and palladium mine and Project 3 of what was formerly the Western Bushveld Joint Venture both located on the Western Limb of the Bushveld Complex. Currently, we consider the Waterberg Project to be our sole material mineral property.

            Our principal executive office is located at Suite 838 – 1100 Melville Street, Vancouver, BC, Canada V6E 4A6 and our telephone number is (604) 899-5450.

Recent Updates

            Waterberg

            On September 21, 2017 we completed the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into Waterberg JV Resources. Effective September 21, 2017 Waterberg JV Resources owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Resources was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo.

            On October 16, 2017 we announced the execution of definitive agreements in connection with a transaction with Implats involving the Waterberg Project. Pursuant to this transaction, Implats purchased Waterberg JV Resources shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for US$30.0 million (of which PTM RSA’s pro rata share was US$17.2 million). Pursuant to the transaction with Implats, Implats also acquired a call option to increase its stake in Waterberg JV Resources to 50.01% through additional share purchases and earn-in arrangements and acquired a right of first refusal to smelt and refine Waterberg Project concentrate. The initial transaction closed on November 6, 2017. Certain of the proceeds of the initial transaction were ring-fenced by PTM RSA and disbursed to cover our share of the costs of a definitive feasibility study. Implats will have an option within 90 business days of the completion by Waterberg JV Resources and approval by Waterberg JV Resources or Implats of the planned definitive feasibility study to elect to exercise the call option to increase its interest in Waterberg JV Resources up to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for US$34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of US$130.0 million in development work. The preparation of the planned definitive feasibility study is currently underway and is expected to be completed in the third calendar quarter of 2019.

            On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd to transfer 9.755% of its 21.95% interest in Waterberg JV Resources to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. On October 24, 2018, HANWA and JOGMEC entered into a transfer agreement, which was completed in March 2019. JOGMEC was not required to obtain approval from any South African governmental or regulatory agency prior to transferring this interest. Following the HANWA transfer, we continue to hold a 50.02% effective interest in Waterberg JV Resources, JOGMEC now holds a 12.195% interest, Implats holds a 15% interest, HANWA holds a 9.755% interest and empowerment partner Mnombo holds the effective balance of the joint venture.

            On October 25, 2018, we reported an updated independent 4E (palladium, platinum, rhodium and gold) resource estimate for the Waterberg Project. The updated independent 4E resource estimate followed the completion of a drilling campaign in 2018, resulting in increased confidence in the estimated mineral resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories increased by 1.46 million 4E ounces to an aggregate 26.34 million 4E ounces. Inferred mineral resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone measured and indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone measured and indicated mineral resources increased in grade from 3.88g/t 4E from the 2016 Pre-Feasibility Study) to 4.51 g/t 4E. All of the preceding was estimated at a 2.5 g/t 4E cut-off grade.

            Realization of Proceeds of Maseve Sale Transaction

            On January 11, 2019, we delivered a payment of $8.0 million to LMM in partial settlement of the LMM Facility. The amount paid represented net proceeds from the recent sale of 4.52 million common shares of Royal Bafokeng Platinum Limited, which we refer to as RBPlat. We received the shares in April 2018 upon completion of stage two of the sale of the Maseve mine to RBPlat.

            Private Placement and Warrant Exercises

            On February 4, 2019, we completed a non-brokered private placement of 3,124,059 common shares at a price of US$1.33 for aggregate gross proceeds of US$4.155 million. We paid a 6% cash finder’s fee on a portion of the private placement. Hosken Consolidated Investments Ltd., an existing major shareholder, subscribed for 2,141,942 common shares.

            Between September 24, 2018 and April 11, 2019, we issued a total of 968,770 common shares pursuant to warrant exercises at a price of US$1.70 per share, for aggregate gross proceeds of US$1,646,909. These warrant exercises were completed mostly by two of our major shareholders.

            Expiration of Shareholder Rights Plan

            Our shareholder rights plan expired in accordance with its terms following the completion of our annual general meeting of shareholders on February 22, 2019. The rights previously issued to our shareholders pursuant to the terms of this plan are of no further force and effect.

            Appointment of Director

            Mr. Stuart Harshaw, 52, was appointed to our board of directors on April 15, 2019 bringing the number of directors to seven. Mr. Harshaw is also a member of the board of directors of Constantine Metal Resources, International Tower Hill Mines and Laurentian University of Sudbury, Canada. Mr. Harshaw retired in 2017 as the Vice President, Ontario Operations, for Vale Canada Limited, and worked at Vale, and its predecessor company Inco Ltd., in operations, marketing and strategic planning from 1990 to 2017. Although Mr. Harshaw was previously a consultant to our company, the board of directors has determined that Mr. Harshaw is an independent director.

            The term of office for Mr. Harshaw will expire at the next annual general meeting of shareholders where he can be nominated for election. There is no family relationship between Mr. Harshaw and any of the other members of the board. Furthermore, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Harshaw was selected as a director of the board. As of the date of this prospectus, Mr. Harshaw owns directly 5,000 of our common shares, and 16,800 options to purchase common shares of the Company at an exercise price of CAD$2.61 per common share, expiring on April 9, 2024.

            Tax Audit

            During the 2014, 2015 and 2016 fiscal years, our wholly-owned subsidiary PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion. The exchange losses emanate from a Canadian dollar denominated shareholder loan that we advanced to PTM RSA, and weakening of the Rand. Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

            For the years in question, the intercompany debt was classified as current in PTM RSA’s audited financial statements. During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018. SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability. SARS also invited us to provide further information and arguments if we disagreed with the audit findings. On the advice of our legal and tax advisors, we are in strong disagreement with the proposed interpretation by SARS.

            We responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information on March 20, 2019. We also met with SARS, together with our advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have. As of the date of this prospectus, this matter is unresolved. Any additional tax assessment issued by SARS will be legally contested by PTM RSA.

            In the event that the exchange losses are disallowed by SARS, we estimate for the years under review that PTM RSA’s exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.47 million based on the daily exchange rates reported by the Bank of Canada on June 4, 2019). For fiscal years 2017 and 2018 we estimate that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS. SARS may apply interest and penalties to any amounts due, which could be substantial. We believe that the accounting classification of the shareholder loan is correct and that no additional tax assessment is warranted; however, we cannot assure you that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment. Any assessment could have a material adverse effect on our business and financial condition.

            NYSE American

            Due to a decline in our shareholders’ equity and market capitalization, on April 10, 2018, we received a letter from the NYSE American stating that we were not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide. In order to maintain our listing, we needed to submit a plan of compliance by May 10, 2018 addressing how we intend to regain compliance with Section 1003(a) of the NYSE American Company Guide by October 10, 2019. We timely submitted a plan to the NYSE American.

            Due to the low selling price of the common shares, on May 23, 2018, we received an additional letter from the NYSE American stating that we are not in compliance with the continued listing standards set forth in Section 1003(f)(v) of the NYSE American Company Guide. Effective December 13, 2018, we completed a consolidation of our common shares on a basis of one new share for 10 old shares, which brought the selling price of our common shares back into compliance with the continued listing standards.

            On June 21, 2018, the NYSE American notified us that our plan of compliance has been accepted. Therefore, although we are not currently in compliance with NYSE American listing standards, our listing is being continued pursuant to an exception. We will be subject to periodic reviews by the NYSE American. If we are not in compliance with the NYSE American Company Guide by the deadlines adopted by the NYSE American, or if we do not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, our common shares are expected to continue to be listed on the NYSE American while we attempt to regain compliance with the continued listing standards.

            Section 1003(a) of the NYSE American Company Guide sets forth minimum shareholders’ equity requirements for a company listed on the NYSE American. It also provides that the NYSE American will not normally consider suspending dealings in, or removing from the list, the securities of an issuer if the issuer is in compliance with the following alternative listing standards: (A) total value of market capitalization of at least US$50.0 million; or total assets and revenue of US$50.0 million each in its last fiscal year, or in two of its last three fiscal years; and (B) the issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least US$15.0 million and 400 round lot shareholders. In order to satisfy the alternative listing standards, we must regain a market capitalization of US$50.0 million or more for a period that the NYSE American considers adequate. These standards in no way limit or restrict the NYSE American’s discretionary authority to suspend dealings in, or remove, a security from listing.

            Financing and Repayment of Indebtedness

            As at February 28, 2019, we held cash and cash equivalents of US$3.1 million and a working capital deficit of US$44 million, due primarily to the US$42.1 million then outstanding under the LMM Facility, which matures on October 31, 2019. We currently have limited financial resources and no sources of operating revenues. Our ability to continue operations in the normal course of business and to repay the LMM Facility and our other indebtedness when due will depend upon our ability to secure additional funding and/or modify the terms of our existing indebtedness. Our management is actively exploring our funding alternatives, including through discussions with potential funding sources. Potential alternatives that our management has considered or will consider include, without limitation, private or public offerings of our equity or debt, amendments to our existing indebtedness, conversions of our existing indebtedness into equity, exercises of outstanding warrants, sales of assets and strategic partnerships.

DESCRIPTION OF EXISTING INDEBTEDNESS

LMM Facility

            On November 20, 2015, we drew down $40 million from the LMM Facility, pursuant to the credit agreement entered into on November 2, 2015, which was later amended and restated on October 30, 2017 and again on February 12, 2018 and subsequently amended on February 28, 2018, May 1, 2018, May 10, 2018, August 21, 2018, October 18, 2018, December 14, 2018 and January 31, 2019, with LMM. The interest rate on the LMM Facility is LIBOR plus 9.5% .

            Payment and performance of our obligations under the LMM Facility are guaranteed by PTM RSA and secured by a security interest in favor of LMM, on behalf of the lenders, in all of our present and after-acquired real and personal property, together with the proceeds thereof, and a pledge over all of the issued shares in the capital of PTM RSA and the shares that PTM RSA holds in Waterberg JV Resources. The LMM Facility contains various representations, warranties and affirmative and negative covenants from us, and provisions regarding default and events of default, in each case relating to us and our related entities, including Waterberg JV Resources and Mnombo.

            After the May 10, 2018 amendment to the LMM Facility, we were required to raise a minimum of $15 million in financing before May 31, 2018, pay $12 million from such financing to reduce indebtedness under the LMM Facility and not otherwise be in default under the LMM Facility. We met all of these conditions, and as a result, the LMM Facility maturity date was extended to October 31, 2019. Interest will continue to accrue and be capitalized until the maturity date.

            On October 18, 2018, LMM granted us a waiver permitting us to complete an equity financing of up to $6.0 million by way of a private placement issuance before November 30, 2018, without LMM exercising its right to receive and apply 50% of the net proceeds of such offering to reduce indebtedness under the LMM Facility. On November 28, 2018, LMM extended this waiver to December 31, 2018 and confirmed that the equity financing may be effected, in whole or in part, by way of exercise of warrants held by certain of our shareholders. On December 20, 2018, LMM further extended this waiver to January 31, 2019.

            In the January 31, 2019 amendment to the LMM Facility, LMM agreed to further extend this waiver to March 31, 2019. LMM subsequently agreed to a further extension of the waiver to April 11, 2019. We are otherwise required to pay LMM 50% of the proceeds from any financings in excess of $500,000 as well as 50% of the proceeds from the exercise of common share purchase warrants to reduce indebtedness under the LMM Facility. After March 31, 2019, we are required to maintain a minimum of $1.0 million in unrestricted cash and cash equivalents and working capital in excess of $500,000; however, LMM has granted us a waiver of these covenants until August 31, 2019.

            In April and May of 2018, we paid $23.1 million of the amount owed to LMM under the LMM Facility and in connection with the termination of a previously-existing production payment obligation, consisting of $11.1 million from proceeds of the Maseve sale transaction and $12.0 million from the May 2018 financing. After the production payment termination fee of $15 million was paid to LMM, the remaining $8.1 million was applied against the LMM Facility and accrued interest. On January 11, 2019, we paid a further $8.0 million to LMM from the proceeds of the sale of the RBPlat shares we received in the sale of Maseve. As at May 31, 2019 $43.4 million was owed to LMM under the LMM Facility, including principal and accrued interest.

Convertible Senior Subordinated Notes

            On June 30, 2017, we issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022, which we refer to as the Notes. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at our election, in our common shares or a combination of cash and our common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at our election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, the Notes once again bear interest at the coupon rate of 6 7/8% per annum. After giving effect to a conversion, $19.99 million principal amount of Notes remain outstanding.

            Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at our election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes was 1,001.1112 common shares per $1,000 principal amount of Notes, which was equivalent to an initial conversion price of approximately $0.9989 per common share (on a pre-consolidation basis), representing a conversion premium of approximately 15% above the NYSE American closing sale price for our common shares of $0.8686 per share on June 27, 2017. After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per $1,000, which is equivalent to a conversion price of approximately $9.989 per common share. The conversion rate will be subject to adjustment upon the occurrence of certain events. If we pay interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

            Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes, dated June 30, 2017 between us and The Bank of New York Mellon, as amended, of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, we will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017. The maximum number of common shares we may issue under the Notes is 2,954,278 on a post-share consolidation basis.

            On or after July 1, 2018 and before July 1, 2019, we have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, we have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, we have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

            Upon the occurrence of a fundamental change as defined in the indenture, we must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

            The Notes are unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness pursuant to the indenture. We may issue additional Notes in accordance with the terms and conditions set forth in the indenture. The indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

            As at the date of this prospectus, we have issued a total of 1,549,027 common shares pursuant to conversions of and interest payments on the Notes, leaving approximately 1,405,251 common shares eligible for issuance pursuant to further interest payments or conversions. Any payments in excess of such amounts must be made in cash, which will have an adverse effect on our cash flows.

            For more information regarding the LMM Facility and Notes, see “Risk Factors” in our Form 20-F incorporated by reference herein and the other information contained or incorporated by reference in this prospectus.

RISK FACTORS

            An investment in our securities is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our Securities. You should carefully consider the risk factors in our Form 20-F incorporated by reference herein and the other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act and Canadian securities laws and the risk factors and other information contained in any applicable prospectus supplement, before purchasing any of our securities. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial condition, causing an investor to lose all, or part of, its, his or her investment.

            The risks and uncertainties described in the documents incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the trading price of our Securities to decline.

SHARE CONSOLIDATIONS AND SELECTED FINANCIAL DATA

            On January 28, 2016, our common shares were consolidated on the basis of one new share for ten old shares (1:10). On December 13, 2018, our common shares were consolidated once again on the basis of one new share for ten old shares (1:10).

            Unless otherwise stated, all information in this Form F-3 regarding the issued and outstanding common shares, options, warrants and convertible notes, including applicable purchase, exercise and conversion prices, weighted average number and per share or per security information has been retrospectively restated to reflect the 2016 and 2018 share consolidations.

            In the table below, we have revised the selected financial data set forth under Item 3.A. of our most recent Form 20-F annual report, which is incorporated herein by reference, to provide the relevant share and per share data on a post-consolidation basis. For further information, see Item 3.A of the Form 20-F.

SELECTED FINANCIAL DATA (in thousands of USD, except share and per share data)
	Year Ended 31-Aug-18	Year Ended 31-Aug-17	Year Ended 31-Aug-16	Year Ended 31-Aug-15
Other Income	2,056	3,143	1,133	3,781
Net Loss	41,024	590,371	36,651	3,972
Loss Per Share	1.93	43.04	2.57	0.55
Dividends per Share	-	-	-	-

	31-Aug-18	31-Aug-17	31-Aug-16	31-Aug-15	1-Sep-14
Working Capital	7,744	13,258	(20,683)	33,114	86,579
Total Assets	41,849	100,528	519,858	498,342	506,055
Long Term Liabilities	57,807	61,046	56,823	8,626	12,159
Mineral Properties	29,406	22,900	22,346	24,629	28,154
Property Plant and Equipment	1,057	1,543	469,696	417,177	356,483
Shareholder’s Equity	(19,530)	(23,226)	419,448	473,346	467,617
Capital Stock	818,454	800,894	714,190	681,762	573,800
Number of Shares	29,103,411	14,846,938	8,885,703	7,689,430	5,513,128

UNAUDITED PRO FORMA FINANCIAL INFORMATION

            The following unaudited pro forma condensed consolidated income statements of us and our consolidated subsidiaries should be read together with our condensed consolidated interim statements of loss and comprehensive loss (income) for the six months ended February 28, 2019 and our consolidated statements of loss (income) and comprehensive loss (income) for the years ended August 31, 2018 and 2017, which are incorporated by reference into this prospectus.

            On September 6, 2017, we announced that we had entered into a term sheet to sell all of our rights and interests in Maseve to RBPlat. Definitive legal agreements for this sale were executed on November 23, 2017 and the sale closed in April 2018. The consideration we ultimately received was $61 million in cash and approximately 4.52 million shares of RBPlat.

            As we had an active plan in place to sell all of our rights and interests in Maseve at August 31, 2017, Maseve was impaired and presented as an asset held for sale at August 31, 2017.

            The following unaudited pro forma income statements have been prepared to give effect to the sale as if it had occurred on August 31, 2017. Changes in the value of RBPlat shares since August 31, 2017 and the possible reduction in interest expense had earlier repayment of indebtedness occurred have not been considered in these pro forma income statements. A pro forma balance sheet is not presented because our consolidated balance sheets as at February 28, 2019 and August 31, 2018 incorporated by reference into this prospectus, give effect to the sale of Maseve. A pro forma income statement for the six months ended February 28, 2019 is presented as there were final closure costs related to Maseve incurred during the first quarter of fiscal 2019.

            These unaudited pro forma income statements have been prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved if the sale of Maseve had been consummated as of the date indicated.

Six months ended February 28, 2019 (in thousands of			Removal of
United States Dollars except share and per share data)	As Reported		Assets held for
	(6 months)		sale		Pro Forma
Expenses
General and administrative	$2,909		$-		$2,909
Interest	4,982		-		4,982
Foreign Exchange Gain	558		-		558
Stock compensation expense	16		-		16
Maseve closure, care and maintenance costs	(509)		509	a.	-
Total expenses	$7,956		$509		$8,465

Other Income
Gain on fair value of instruments	2,428		-		2,428
Loss on fair value of marketable securities	(609)		-		(609)
Net finance income	(320)		-		(320)
Loss before Income taxes	$9,455		$509		$9,964

Deferred income tax expense	-		-		-
Loss for the year	$9,455		$509		$9,964

Items that may be subsequently
reclassified to net loss:

Currency translation adjustment	(1,208)		-		(1,208)
Comprehensive loss for the year	$8,247		$509		$8,756

Loss Attributable to:
Shareholders of Platinum Group Metals Ltd.	9,455		509		9,964
Non-controlling interest	-		-		-
	$9,455		$509		$9,964

Comprehensive Loss Attributable to:
Shareholders of Platinum Group Metals Ltd.	8,247		509		8,756
Non-controlling interest	-		-		-
	$8,247		$509		$8,756

Basic and diluted loss per common share	$0.32	b.			$0.34	b.

Weighted average number of common shares outstanding	29,709,085	b.			29,709,085	b.

The following pro forma adjustments are included in the pro forma financial information above:

a.–	asset disposed of, so no associated costs incurred
b.–	on a post consolidation basis

			Removal of
Year ended August 31, 2018 (in thousands of United			Assets held for
States Dollars except share and per share data)	As Reported		sale		Pro Forma
Expenses
General and administrative	$6,084		$-		$6,084
Interest	18,414		-		18,414
Foreign exchange loss	4,068		-		4,068
Stock compensation expense	77		-		77
Maseve closure, care and maintenance costs	14,437		(14,437	)a.	-
Total expenses	$43,080		$(14,437)		$28,643

Other Income
Gain on fair value of instruments	(3,726)		-		(3,726)
Loss on asset held for sale	2,304		(2,304	)b.	-
Loss on fair value of marketable securities
Net finance income	(739)		-		(739)
Loss before Income taxes	$41,024		$(16,741)		$24,283

Deferred income tax expense	-		-		-
Loss for the year	$41,024		$(16,741)		$24,283

Items that may be subsequently reclassified to net loss:

Currency translation adjustment	(6,350)		-		(6,350)
Tax impact of items previously recorded to comprehensive loss	(15,527)		15,527	c.	-
Comprehensive loss for the year	$19,147		$(1,214)		$17,933

Loss Attributable to:
Shareholders of Platinum Group Metals Ltd.	38,682		(14,399)		24,283
Non-controlling interest	2,342		(2,342)		-
	$41,024		$(16,741)		$24,283

Comprehensive Loss Attributable to:
Shareholders of Platinum Group Metals Ltd.	16,805		1,128		17,933
Non-controlling interest	2,342		(2,342	) d.	-
	$19,147		$(1,214)		$17,933

Basic and diluted loss per common share	$2.03	e.			$1.27	e.

Weighted average number of common shares outstanding	19,053,144	e.			19,053,144	e.

The following pro forma adjustments are included in the pro forma financial information above:

a. – asset disposed of, so no associated costs incurred
b. – asset held for sale was disposed of
c. – tax impact of disposal would have been recognized in 2017
d. – no income attributed to Maseve minority shareholder
e. – on a post consolidation basis

DILUTION

            Information about the amount and percentage of immediate dilution resulting from any offering of securities made pursuant to this prospectus will be provided by a prospectus supplement.

EXPENSES

            Our costs and expenses relating to the sale of securities being registered hereby will be provided by a prospectus supplement.

USE OF PROCEEDS

            Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including funding working capital, potential future acquisitions and capital expenditures. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of securities.

            All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable prospectus supplement.

CAPITALIZATION AND INDEBTEDNESS

            The following table sets forth our capitalization and indebtedness as of February 28, 2019. This table should be read in conjunction with our condensed consolidated interim statements of loss and comprehensive loss (income) for the six months ended February 28, 2019, which are incorporated herein by reference:

As of February 28, 2019
(US$ in thousands)
Non-Current Indebtedness:
Convertible notes (unsecured)	$15,835

Current Indebtedness:
Loan payable (secured)	$43,780
Accounts payable and other liabilities (unsecured)	$3,720

Total Indebtedness	$63,335

Cash	$3,132

Shareholders’ equity:
Share capital (common shares)	$823,229
Contributed surplus	$25,966
Accumulated other comprehensive loss	($158,881)
Deficit	($729,651)
Shareholders’ equity attributable to our shareholders	($39,337)
Total Capitalization	($39,337)

            As of the date of this prospectus, we have outstanding the following rights to acquire our common shares: our convertible notes, the warrants issued in our May 15, 2018 public offering and concurrent private placement (except where this prospectus notes such warrants have been exercised), options to acquire our common shares granted under the terms of our share compensation plan and prior stock option plan, and restricted share units, or RSUs, granted under the terms of our share compensation plan, in each case, as further described in this prospectus and the documents incorporated by reference herein.

            As of the date of this prospectus, the following options to acquire common shares are outstanding under the terms of our share compensation plan or prior stock option plan, each of which was granted to our employees (including employees who are our executive officers or directors) unless otherwise noted. Subsequent to February 28, 2019, all other options to acquire common shares were cancelled by mutual agreement.

Number of Underlying Common Shares	Exercise Price	Expiration Date
1,554,000(1)	CAD$2.61	April 9, 2024

(1)

Granted on April 9, 2019, vesting one-third on the first day after each of the first three anniversaries of the grant date. Includes a grant of options to acquire 16,800 common shares to each of our non-employee directors at the time of the grant, John Anthony Copelyn, Iain McLean, Timothy Marlow and Diana Walters.

            As of the date of this prospectus, we have outstanding an aggregate of 223,443 restricted share units, or RSUs, which were granted to our employees (including employees who are our executive officers or directors) on April 9, 2019 under the terms of our share compensation plan and that vest one-third on each of the first three anniversaries of the grant date.

            On April 9, 2019, we approved the grant of an aggregate of 150,809 deferred share units, or DSUs, to our non-employee directors. These DSUs vest one-third on the first day after each of the first three anniversaries of the grant date, and are in addition to any DSUs received by such directors upon conversion of director fees. Pursuant to the terms of our DSU plan, all DSUs are cash settled.

CERTAIN INCOME TAX CONSIDERATIONS

            The applicable prospectus supplement may describe certain Canadian and/or United States federal income tax consequences to investors described therein of the acquisition, ownership, exercise and disposition of securities offered by the prospectus.

DESCRIPTION OF THE COMMON SHARES

            We are authorized to issue an unlimited number of common shares without par value of which 33,741,961 common shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by our board of directors. Shareholders are entitled upon our liquidation, dissolution or winding-up to receive our remaining assets available for distribution to shareholders.

DESCRIPTION OF THE WARRANTS

            We may issue warrants for the purchase of common shares. Warrants may be offered separately or together with other securities offered by this prospectus, as the case may be. Unless the applicable prospectus supplement otherwise indicates, each series of warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable prospectus supplement will include details of the warrant agreements covering the warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants.

            The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below.

            The particular terms of each issue of warrants will be described in the related prospectus supplement. This description will include some or all of the following:

  the designation and aggregate number of warrants;
  the price at which the warrants will be offered;
  the currency or currencies in which the warrants will be offered;
  the designation and terms of our common shares purchasable upon exercise of the warrants;
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;
  the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which our common shares may be purchased upon exercise of each warrant;
  the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;
  the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;
  if applicable, whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
  material United States and Canadian tax consequences of owning the warrants; and
  any other material terms or conditions of the warrants.

            Each warrant will entitle the holder to purchase common shares, as specified in the applicable prospectus supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

            The warrant indenture, if any, and the warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of our common shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of our common shares to which the holder of a common share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of common shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of common shares to be issued to holders of warrants.

            Prior to the exercise of any warrants to purchase common shares, holders of the warrants will not have any of the rights of holders of the underlying common shares, including the right to receive payments of dividends, if any, on the underlying common shares, or to exercise any applicable right to vote.

DESCRIPTION OF UNITS

            We may issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. The following information, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of any such the units that we may offer under this prospectus. While the information below will apply generally to any units that we may offer under this prospectus, we will describe the particular terms of any series of units in detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the general terms described below.

            We will file the form of unit agreement, if any, between us and a unit agent that describes the terms and conditions of the series of units we are offering, and any supplemental agreements, concurrently with the filing of the applicable prospectus supplement under which such series of units are offered. This summary is subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement, if any, and any supplemental agreements applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the particular series of units that we sell under this prospectus, as well as the complete unit agreement, if any, and any supplemental agreements that contain the terms of the units.

            We may issue units comprising one or more of common shares and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, under which a unit may be issued, if any, may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. We will describe in the applicable prospectus supplement the terms of the series of units.

            The provisions described in this section, as well as those described under “Description of the Common Shares” and “Description of Warrants” will apply to each unit and to any common share or warrant included in each unit, respectively.

            We may issue units in such amounts and in numerous distinct series as we determine.

PLAN OF DISTRIBUTION

            We may sell the securities, separately or together: (a) to or through one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each prospectus supplement will set forth the terms of the applicable offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to us from the sale of the securities.

            The securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales made directly on the NYSE American, if applicable, or other existing trading markets for our common shares. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering at a fixed price or prices, the underwriters, if any, have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

            Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

            In connection with any offering of securities, except as otherwise set out in a prospectus supplement relating to a particular offering, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

            Unless otherwise specified in the prospectus supplement relating to any offering of securities under this prospectus, certain legal matters in connection with the offering of the securities will be passed upon on our behalf by Gowling WLG (Canada) LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters.

LEGAL PROCEEDINGS

            On August 28, 2018, we received a summons issued by Africa Wide Mineral Prospecting and Exploration (Pty) Limited, which we refer to as Africa Wide, in the High Court of South Africa whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, has instituted legal proceedings in South Africa against our wholly-owned subsidiary, PTM RSA, RBPlat and Maseve, collectively referred to herein as the “defendants”, in relation to the Maseve sale transaction. In its particulars of claim, Africa Wide sought to set aside the Maseve sale transaction, or alternatively sought to be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of stage one of the Maseve sale transaction. Africa Wide claims that (i) pursuant to the term sheet pertaining to the Maseve sale transaction the defendants disposed of Maseve's main asset (allegedly the plant and certain surface rights) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) Africa Wide did not have an election to refuse to dispose of its shareholding.

            On November 21, 2018 in the High Court of South Africa, RBPlat, filed exceptions to Africa Wide’s “particulars of claim on the grounds that they were vague and embarrassing and/or lacked averments necessary to sustain a cause of action”. We were not required to file any motion or heads of arguments related to the Africa Wide particulars of claim until such time as the exceptions filed by RBPlat were heard and ruled upon by the High Court.

            Both Africa Wide and RBPlat filed heads of arguments relating to RBPlat’s requested exceptions with the High Court on or around March 11, 2019. Subsequently, on March 27, 2019, the High Court in Johannesburg held a hearing at which RBPlat’s exceptions were argued before a judge. At the conclusion of the hearing the judge ordered that RBPlat’s exceptions be upheld. Africa Wide was also ordered to pay costs. Africa Wide was given leave by the High Court to amend its particulars of claim within fifteen court days (approximately three calendar weeks) if they wished to attempt to progress their claim.

            On April 17, 2019, Africa Wide filed amended particulars of claim with the High Court of South Africa, wherein Africa Wide is seeking to set aside the Maseve sale transaction. Africa Wide claims (i) that pursuant to the definitive legal agreements pertaining to the Maseve sale transaction the defendants disposed of Maseve's main asset (allegedly the plant and certain surface assets) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) had it not been for such disposal, Africa Wide would not have disposed of its shares in Maseve; and (iii) that Africa Wide was forced to dispose of its shares in Maseve. In the alternative, Africa Wide seeks merely to set aside the sale of the plant and certain surface assets. Senior counsel for RBPlat and PTM RSA have both reviewed the amended particulars of claim as filed by Africa Wide. While both we and RBPlat believe, after receiving legal advice, that the Africa Wide action, as amended, remains factually and legally defective in certain material respects, no assurance can be provided that we will prevail in this action.

INDEPENDENT AUDITOR

            Our auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC.

STATEMENTS BY EXPERTS

            The following persons, firms and companies are named, with their consent, as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name and Address	Description
Charles Muller (B. Sc. (Hons) Geology) Pri., Sci. Nat., CJM Consulting (Pty) Ltd. Ruimsig Office Park 193 Hole-In-One Ave Ruimsig, Roodepoort 1735 Johannesburg South Africa	Author of the Waterberg Technical Report.

R. Michael Jones P. Eng., Platinum Group Metals Ltd. Suite 838 – 1100 Melville Street Vancouver, BC Canada V6E 4A6	The non-independent qualified person for all scientific and technical information included in the Prospectus and the documents incorporated by reference therein that is not attributed to Charles Muller.

PricewaterhouseCoopers LLP 250 Howe Street, Suite 1400 Vancouver, BC Canada V6C 3S7	The auditor’s report dated November 29, 2018 relating to the Annual Financial Statements included in the Form 20-F

INTERESTS OF EXPERTS AND COUNSEL

            None of the experts named in the foregoing section, nor the counsel named under “Legal Matters”, was employed on a contingent basis or owns an amount of common shares in our company or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest in us or that depends on the success of the offering of securities, except that R. Michael Jones is our President and Chief Executive Officer, and owns 36,559 of our common shares, options to acquire an additional 375,000 of our common shares, and RSUs for an additional 50,159 common shares as of the date of this prospectus.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

            The U.S. co-transfer agent for our common shares is Computershare Trust Company, N.A., at its offices in Golden, Colorado.

PART II:
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

            Section 160 of the Business Corporations Act (British Columbia) (the “Business Corporations Act”) provides that a company may do one or both of the following:

(a)

indemnify an eligible party against all eligible penalties, which are judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, an eligible proceeding, to which the eligible party is or may be liable; and/or

(b)

after the final disposition of an eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees, but excludes judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

            However, after the final disposition of an eligible proceeding, a company must pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party has not been reimbursed for those expenses, and is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The Business Corporations Act also provides that a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. However, a company must not make the payments referred to immediately above unless the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the Business Corporations Act , the eligible party will repay the amounts advanced.

            For the purposes of the Business Corporations Act, an "eligible party", in relation to a company, means an individual who:

(a)	is or was a director or officer of the company;

(b)	is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the company, or (ii) at the request of the company; or

(c)	at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

            An "eligible proceeding" under the Business Corporations Act is a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. A "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

            Notwithstanding the foregoing, the Business Corporations Act prohibits a company from indemnifying an eligible party or paying the expenses of an eligible party if any of the following circumstances apply:

(a)

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time such agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; or

(d)

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

            Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay or advance the expenses of the eligible party in respect of the proceeding.

            Whether or not payment of expenses or indemnification has been sought, authorized or declined under the Business Corporations Act, section 164 of the Business Corporations Act provides that, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(a)	order a company to indemnify an eligible party against any liabilities incurred by the eligible party in respect of an eligible proceeding;

(b)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(d)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164 of the Business Corporations Act; or

(e)	make any other order the court considers appropriate.

            Section 165 of the Business Corporations Act provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

            The registrant's articles provide that the registrant must, subject to the Business Corporations Act, indemnify a director, former director, alternate director, officer or former officer of the registrant or of any affiliate of the registrant and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer of the registrant or any affiliate of the registrant is deemed to have contracted with the registrant on the above terms.

            The registrant's articles further provide that the registrant may, subject to any restrictions in the Business Corporations Act, indemnify any other person and that the failure of a director, alternate director or officer of the registrant to comply with the Business Corporations Act or the registrant's articles does not invalidate any indemnity to which he or she is entitled under the registrant's articles.

            The registrant is authorized by its articles to purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) including, but not limited to, any current or former directors, alternate directors, officers, employees or agents of the registrant or any affiliate of the registrant.

            The registrant maintains directors' and officers' liability insurance coverage through a policy covering the registrant and its subsidiaries, which has an annual policy limit of CAD$20,000,000, subject to a corporate retention (i.e. deductible) of up to CAD$250,000 per claim, increased to CAD$500,000 in respect of securities claims. This insurance provides coverage for indemnity payments made by the registrant to its directors and officers as required or permitted by law for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the registrant. The insurance coverage for directors and officers has customary exclusions, including, but not limited to, acts determined to be uninsurable under laws, or conduct arising out of, based upon, or attributable to, any remuneration, profit or other advantage to which the insured was not entitled to, or deliberate fraudulent or criminal act by the insured.

            The registrant is a party to an indemnity agreement with each of its directors providing that if such director or his or her heirs and personal or other legal representatives (collectively, the “indemnitee”) is or may be joined as a party or is liable in respect of a judgment, penalty or fine in, or expenses related to any civil, criminal, administrative, investigative claim or action, including any claim for liability or any legal, regulatory or investigative action by any governmental or regulatory authority or any person, firm or corporation, by reason of the director acting or having acted in his or her capacities as:

(a)	a director of the registrant, including as member of any committee; or

(b)	as an officer; or

(c)	as a director of any other entity to the extent that such person is serving in such capacity at the request of the registrant or if the entity is an affiliate of the registrant; or

(d)	as an officer of any other entity to the extent that such person is serving in such capacity at the request of the registrant or if the entity is an affiliate of the registrant; or

(e)	a position equivalent to that of a director or officer in a partnership, trust, joint venture or other unincorporated entity,

the registrant shall:

(a)	indemnify and hold the indemnitee harmless for the full amount of any judgment, penalty or fine awarded or imposed in, or an amount paid in settlement, reasonably incurred; and

(b)	pay all costs, charges and expenses, including all legal and other professional fees as well as all out- of-pocket expenses actually and reasonably incurred by the indemnitee.

The registrant is not obligated to indemnify an indemnitee if:

(a)

in relation to the subject matter of the proceeding, the director did not act honestly and in good faith with a view to the best interests of the registrant or, as the case may be, to the best interests of the other entity for which the director acted as a director or officer at the registrant's request; and

(b)	in the case of a proceeding other than a civil proceeding, the director did not have reasonable grounds for believing that his or her conduct in respect of which the proceeding was brought was lawful;

provided, however, that in the absence of compelling evidence to the contrary, the director shall be deemed to have acted in good faith and in the best interests of the registrant (or the best interests of the other entity, as the case may be).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 9. Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement
4.1*	Form of Warrant
4.2*	Form of Warrant Indenture
4.3*	Form of Unit Agreement
5.1	Opinion of Gowling WLG (Canada) LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Gowling WLG (Canada) LLP (included in Exhibit 5.1)
23.3	Consent of Charles J. Muller
23.4	Consent of R. Michael Jones
24.1	Powers of Attorney (included on the signature pages to this registration statement)

* To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed on Form 6-K under the Exchange Act and incorporated herein by reference.

Item 10. Undertakings.

            The undersigned registrant hereby undertakes:

            (a)(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

            (iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

            (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4)        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement.

            (5)        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (i)        If the registrant is relying on Rule 430B:

                          (A)        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                          (B)        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

            (ii)       If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

            (6)        That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)        any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (ii)       any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)      the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)      any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

            (b)        For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit	Description
1.1*	Form of Underwriting Agreement
4.1*	Form of Warrant
4.2*	Form of Warrant Indenture
4.3*	Form of Unit Agreement
5.1	Opinion of Gowling WLG (Canada) LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Gowling WLG (Canada) LLP (included in Exhibit 5.1)
23.3	Consent of Charles J. Muller
23.4	Consent of R. Michael Jones
24.1	Powers of Attorney (included on the signature pages to this registration statement)

* To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed on Form 6-K under the Exchange Act and incorporated herein by reference.

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, British Columbia, Canada on this 5th day of June, 2019.

PLATINUM GROUP METALS LTD.

By:	/s/ R. Michael Jones
Name: R. Michael Jones
Title: President, Chief Executive Officer and
Director

POWERS OF ATTORNEY

            KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. Michael Jones and Frank R. Hallam, and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with the powers of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-3, and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all such attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Michael Jones
R. Michael Jones	President, Chief Executive Officer and Director (Principal Executive Officer)	June 5, 2019

/s/ Frank R. Hallam
Frank R. Hallam	Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)	June 5, 2019

/s/ John Anthony Copelyn
John Anthony Copelyn	Director	June 5, 2019

/s/ Iain McLean
Iain McLean	Director	June 5, 2019

/s/ Timothy Marlow
Timothy Marlow	Director	June 5, 2019

/s/ Diana Walters
Diana Walters	Director	June 5, 2019

/s/ Stuart Harshaw
Stuart Harshaw	Director	June 5, 2019

AUTHORIZED REPRESENTATIVE

           Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this registration statement, in the capacity of the duly authorized representative of Platinum Group Metals Ltd. in the United States, in North Salem, New York, on June 5, 2019.

PLATINUM GROUP METALS LTD.

By:	/s/ Diana Walters
Name: Diana Walters
Title: Director